UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2012

Commission File Number: 001-35755

CIS ACQUISITION LTD.

(Translation of registrant’s name into English)

89 Udaltsova Street, Suite 84

Moscow, Russia, 119607

Telephone: (917) 514-1310
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Events

On December 21, 2012, the initial public offering (“IPO”) of 4,000,000 units of CIS Acquisition Ltd. (the “Company”) was consummated at a public offering price of $10.00 per unit, generating gross proceeds of $40,000,000. Each unit consists of one callable Class A Share, par value $0.0001 per share, and one redeemable warrant. Each redeemable warrant included in the units entitles the holder to purchase one ordinary share at a price of $10.00. Immediately prior to the consummation of the IPO, the Company completed a private placement of 4,500,000 warrants at a price of $0.75 per warrant, for an aggregate purchase price of $3,375,000, to the Company’s founding shareholders and their designees. The Company sold to the underwriters of the IPO, as additional compensation, an aggregate of 136,000 Class A Shares for $2,720.

A total of $41,600,000, which includes a portion of the $3,375,000 of proceeds from the private placement of warrants to the founding shareholders and their designees, has been placed in trust.

The audited balance sheet as of December 21, 2012 reflecting receipt of the proceeds of the IPO and the private placement is included as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K. The Company issued a press release on December 19, 2012 announcing the IPO, which press release is attached hereto as Exhibit 99.2.

Exhibits

Exhibit No.	Description
99.1	Audited balance sheet
99.2	Press release dated December 19, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 28, 2012	CIS ACQUISITION LTD.

	By:	/s/ Kyle Shostak
Name: Kyle Shostak Title: Chief Financial Officer